Exhibit 48-10


8 October, 1996

Mr. Steve Ert
P.O. Box 3785
Chatsworth, CA 91313

Dear Steve:

This letter will outline specific terms of a proposed mineral lease agreement between Fischer-Watt Gold and yourself for an area in the Sacramento Mountains in San Bernadino County California. The following points have been discussed by the two of us in a number of telephone conversations.

The mineral lease will encompass an area in the Sacramento Mountains, including all of T7-8N, R21-22E and those portions of T9N, R21-22E south of Interstate I-40 (project area). The unpatented mining claims you currently own in the project area would be included, as well as any claims which FWG or you stake during the term of the lease within the project area.

In exchange for an initial payment to you of $10,000 in cash and 100,000 shares of FWG stock, you give FWG a two-year period to explore within the project area and your existing claims. At its sole option, FWG can elect at anytime during the said two-year period to enter into a lease of the project area on the terms described herein. FWG is further obligated during the first two years to drill one hole in the Project Area in the vicinity of the old AMAX drill hole 86-1 in
Section 15, T9N, R21E, referred to by yourself as the "Junkyard" area. This hole will be drilled either into the basement gneisses or to a maximum depth of 1000 feet. You have assured me that you also own the claim containing the exploratory hole.

The lease term shall be for 25 years and so long thereafter as there is a production from the project area. The proposed schedule for annual payments, due on the anniversary of signing beginning in 1998, is $50,000 for Year 3, $75,000 for Year 4, $100,000 for Year 5 and all subsequent years. These numbers are all in 1996 dollars and would include an appropriate adjustment at the time of payment using applicable CPI. Annual cash payments in Year 3 and subsequent years will be considered Advanced Royalty Payments toward a production royalty of 4.0% NSR on Federal land owned by you or FWG and 1.0% NSR on any land leased or otherwise acquired from a third party by FWG within the project area during the lease term. Should FWG begin production within the project area, a Minimum Annual Royalty of $100,000 (in 1996 dollars) would replace the Advanced Royalty Schedule as long as production continued.

In addition to the annual payments scheduled for years 3-5, FWG agrees to perform $100,000 worth of work within the project area for each of those years that the lease is in effect. Any qualified expenditure in excess of the annual work commitment can be carried into the following year. However, if any of these annual expenditures, including carry over of funds, is less than $100,000, the balance for that year will be payable to you in cash. The work commitment would only apply for those years in which the lease is in effect and does not apply after year five.

It is FWG's intention that this letter agreement shall become binding upon FWG and you once you have signed it. Since much of the land covering your known mineralized areas is currently open for staking by anyone, FWG would like to begin claim staking upon signing of this letter of intent rather than waiting for completion and signing of a lease agreement.

I believe this letter accurately covers all the points we discussed during our various conversations. There were a few minor matters that we did discuss, such as inspection of data, reporting, and taking of royalties "in kind" which would be best addressed in the lease itself.

Thank you again for the weekend you spent showing us around the Sacramento Mountains. I am looking forward to a successful venture.

Best regards,
Fischer-Watt Gold Company, Inc.

/s/
Douglas R. Bowden
Senior Exploration Geologist


                  I accept and agree to the terms of this letter.



                   /s/ Steve Van Ert         10-14-96
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                   Steve Van Ert             Date